UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
December 22, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Superior Uniform Group, Inc.

File No. 001-05869- CF#26393

_____

Superior Uniform Group, Inc. submitted an application under Rule 24b-2 requesting a grant of confidential treatment for information it excluded from the Exhibits to a Form 10-K filed on February 25, 2011 and amended on December 21, 2011.

Based on representations by Superior Uniform Group, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.14   through July 3, 2014

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

John Reynolds
Assistant Director